                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D
                                (RULE 13D-101)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
              AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                              (AMENDMENT NO. 2)


                           NATIONAL MEDIA CORPORATION
           --------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, $.01 par value
           --------------------------------------------------------
                          (Title of Class of Securities)

                                   636919102
           --------------------------------------------------------
                                 (CUSIP Number)

      11 Penn Center, Suite 1100, 1835 Market Street, Philadelphia, PA 19103
      ----------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               August 26, 1998
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                              Page 1 of 9 Pages

CUSIP No. 636919102                   13D                 Page 2 of 9 Pages



-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
     NM ACQUISITION CO., LLC  95-4696564

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     DELAWARE
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power    -0-
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power    10,311,520
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power    -0-
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power    10,311,520
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     10,311,520
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     28.97%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     00
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 636919102                   13D                 Page 3 of 9 Pages



-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
     TEMPORARY MEDIA CO., LLC

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     00
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     DELAWARE
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power     -0-
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power     10,382,354
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power     -0-
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power     10,382,354
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     10,382,354
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     28.97%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     00
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 636919102                   13D                 Page 4 of 9 Pages



-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
     DANIEL M. YUKELSON

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     UNITED STATES OF AMERICA
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power      -0-
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power      10,382,354
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power      -0-
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power      10,382,354
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     10,382,354
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     28.97%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 636919102                   13D                 Page 5 of 9 Pages



-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
     ERIC R. WEISS

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     UNITED STATES OF AMERICA
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power    -0-
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power    10,382,354
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power    -0-
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power    10,382,354
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     10,382,354
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     28.97%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 636919102                   13D                 Page 6 of 9 Pages



-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
     TRUE-DB, INC.

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     NEVADA
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power    -0-
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power    10,382,354
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power    -0-
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power    10,382,354
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     10,382,354
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     28.97%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 636919102                   13D                 Page 7 of 9 Pages



-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
     STEPHEN C. LEHMAN

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     UNITED STATES OF AMERICA
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power    -0-
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power    10,382,354
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power    -0-
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power    10,382,354
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     10,382,354
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     28.97%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 636919102                   13D                 Page 8 of 9 Pages

The filing persons hereby amend Item 4 of Amendment No. 1 to Schedule 13D, filed by the Filing Persons on September 8, 1998, as follows. Capitalized terms used in this Amendment No. 2 and not otherwise defined have the meanings ascribed to such terms in such Amendment No. 1.



ITEM 4.  PURPOSE OF TRANSACTION

     The purpose of the transactions described below is to cause ACO to acquire a controlling interest in NMC. Subject to the satisfaction of the conditions applicable to such transactions, including NMC stockholder approval, ACO would be the beneficial owner of approximately 27,590,691 shares of Common Stock, representing approximately 52% of the outstanding Common Stock on a fully diluted basis. At such time, ACO intends, pursuant to the terms of its Operating Agreement, to dissolve and distribute in kind the NMC equity securities held by it to its members in proportion to their membership interests. Such dissolution and distribution are subject to the agreement of the proposed recipients of such equity securities to enter into a voting agreement, granting TMC an irrevocable proxy over all such NMC securities, and an agreement restricting their rights to transfer such voting securities.

     On August 11, 1998, ACO entered into a Stock Purchase Agreement with NMC, pursuant to which ACO will, subject to the satisfaction of certain conditions including NMC stockholder approval, purchase from NMC up to 22,000 shares of Series E Convertible Preferred Stock ("Series E Stock"). Each share of Series E Stock is to be convertible into 667 shares of Common Stock, and each share of Series E Stock is to have voting power equal to 667 shares of Common Stock. This transaction would result in: (i) ACO acquiring additional NMC securities; (ii) NMC adopting a Certificate of Designations, Preferences and Rights of Series E Stock; (iii) ACO having the right to appoint a majority of Directors of NMC and a reduction in the number of Directors to seven; (iv) the appointment of Mr. Lehman as NMC's Chief Executive Officer; and (v) an increase in NMC's issued and authorized capital to allow for the issuance and conversion of the Series E Stock.

     On August 11, 1998, TMC entered into a Consulting Agreement with NMC, pursuant to which TMC was granted: (i) warrants to purchase up to 2,612,500 shares of Common Stock (the "TMC Warrants"), subject to the satisfaction of certain conditions including NMC stockholder approval of the transactions contemplated by the Stock Purchase Agreement; and (ii) an option (the "TMC Options") to purchase up to 212,500 shares of Common Stock, vesting over a six month period from August 11, 1998, and subject to certain cancellation conditions including NMC stockholder disapproval of the transactions contemplated by the Stock Purchase Agreement.

     On August 11, 1998, ACO entered into a Letter Agreement with Capital Venture International, a Cayman Islands partnership, and RGC International Investors, LDC, a Cayman Islands limited duration company, pursuant to which ACO purchased: (i) 10,000 shares of Series D Convertible Preferred Stock of NMC ("Series D Stock"); and (ii) warrants to purchase up to 992,942 shares of Common Stock. See Item 5, below.


                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       ----------------------------------------
                                       (Date)

CUSIP No. 636919102                   13D                 Page 9 of 9 Pages



NM ACQUISITION CO., LLC,                     TEMPORARY MEDIA CO., LLC
a Delaware limited liability company         a Delaware limited liability
company

by its Manager,
Temporary Media Co., LLC                     By
a Delaware limited liability company
                                                   Daniel M. Yukelson
                                                   Managing Member
By

     Daniel M. Yukelson                      STEPHEN C. LEHMAN,
     Managing Member                         ERIC R. WEISS and
                                             TRUE-DB, INC, a Nevada corporation



                                             By
-------------------------
DANIEL M. YUKELSON
                                                   Daniel M. Yukelson,
                                                   Attorney in fact